EXHIBIT 12.1

Boyd Gaming Corporation

Computation of Ratio of Earnings to Fixed Charges

($ in thousands, except for ratios)

(unaudited)

	Year Ended December 31,
	2005	2004	2003	2002	2001
Earnings Calculation:
Income before provision for income taxes and cumulative effect of a change in accounting principle and before operating and non-operating results from Borgata	$160,803	$121,688	$76,479	$85,460	$42,852
Add:
Interest expense	129,023	102,027	74,549	72,904	75,374
Interest component of rent expense	10,580	5,574	2,842	2,670	2,262
Distributed income from Borgata	29,338	—	—	—	—

Earnings available for fixed charges	$329,744	$229,289	$153,870	$161,034	$120,488

Fixed charges:
Interest expense	$129,023	$102,027	$74,549	$72,904	$75,374
Capitalized interest	22,930	5,460	9,168	17,673	18,009
Interest component of rent expense	10,580	5,574	2,842	2,670	2,262

Total fixed charges	$162,533	$113,061	$86,559	$93,247	$95,645

Ratio of earnings to fixed charges	2.0x	2.0x	1.8x	1.7x	1.3x